Exhibit 99.10
Business of the Annual Meeting
1. Receipt of the Consolidated Financial Statements
To receive the consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2006, together with the reports of the auditor and the actuary on those statements.
2. Election of the Board of Directors
The 16 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Nominees for the Board of Directors”. Fourteen of the nominees are currently Directors of the Company.
Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2008.
Directors’ attendance at Board and committee meetings held in 2006 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.
3. Appointment of Auditors
The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2007 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2006, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $28.7 million, compared with $20.1 million in 2005.

	Year ended	Year ended
	December 31, 2006	December 31, 2005
	($ in millions)	($ in millions)

Audit fees[1]	$27.6	$18.8
Audit-related fees[2]	0.8	0.6
Tax fees[3]	0.2	0.6
All other fees[4]	0.1	0.1

Total	$28.7	$20.1

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.

[2]	Includes consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

[4]	Includes work relating to accident and health claims.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
4. Shareholder Proposal
The shareholder proposal submitted for consideration by the shareholders at the Annual Meeting is included in Schedule “C”.
Note:
All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.
2006 MFC Proxy Circular     3

Nominees for the Board of Directors
The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.
Director Nominee Information
Arthur R. Sawchuk
Age: 71
Toronto, ON Canada
Director Since1: 1993
Independent2
Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian Institute for Advanced Research.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Bowater Inc.	1998 — Present
Audit and Risk Management	6 of 6	100%	Manitoba Telecom Services Inc.	1997 — Present
Conduct Review and Ethics	3 of 3	100%
Corporate Governance and Nominating (Chair)	5 of 5	100%
Management Resources and Compensation	7 of 7	100%
(Vice Chair)
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	43,250	37,207	80,457	$3,128,168	$300,000
2006	43,250	31,814	75,064	$2,793,882
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	10,000	$21.825	10,000	$170,550
Dominic D’Alessandro
Age: 60
Toronto, ON Canada
Director Since1: 1994
Not Independent
(Management)
Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, the Company has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro holds a B.Sc. in Physics and Mathematics and he is a Chartered Accountant. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He is an Officer of the Order of Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada and appointed to NAFTA’s North American Competitiveness Council.

Board/Committee Membership[10]:	Attendance[3] : [10]		Public Board Membership During Last Five Years:
Board of Directors	8 of 8	100%	Hudson's Bay Company	1996 — 2003
			Trans Canada Pipelines	2000 — 2003
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	562,500	1,266,134	1,828,634	$71,097,290	$8,600,270
2006	562,500	660,496	1,222,996	$45,519,911
Options Held: See “Statement of Executive Compensation” Section
John M. Cassaday
Age: 53
Toronto, ON Canada
Director Since1: 1993
Independent2
John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999. Corus is a Canadian leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs principally with the United Way, The Rotman School of Management and St. Michael’s Hospital.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Corus Entertainment Inc.	1999 — Present
Corporate Governance and Nominating	4 of 5	80%	Sysco Corporation	2004 — Present
			Loblaw Companies Limited	1997 — 2004
			Masonite International Corporation	1992 — 2005
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	40,000	24,449	64,449	$2,505,777	$300,000
2006	40,000	20,436	60,436	$2,249,428
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     7

Lino J. Celeste
Age: 69
Saint John, NB Canada
Director Since1: 1994
Independent2
Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic provinces telephone companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a charitable organization.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Aliant Inc.	1999 — 2002
Audit and Risk Management	6 of 6	100%
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	12,600	13,405	26,005	$1,011,074	$300,000
2006	12,600	11,114	23,714	$882,635
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Gail C.A. Cook-Bennett
Age: 66
Toronto, ON Canada
Director Since1: 1978
Independent2
Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board, an investment management organization that invests the $110 billion Canada Pension Plan fund to help pay the benefits of 16 million Canadians who participate in the Plan. Dr. Cook-Bennett holds a BA (Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She holds a Doctor of Laws Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	7 of 9	78%	Emera Inc.	2004 — Present
Management Resources and Compensation	7 of 7	100%	Petro-Canada[11]	1991 — Present
			Transcontinental Inc.	1998 — 2004
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	15,000	8,361	23,361	$908,276	$300,000
2006	15,000	8,200	23,200	$863,504
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Thomas P. d’Aquino
Age: 66
Ottawa, ON Canada
Director Since: 2005
Independent2
Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	CGI Inc.	2006 — Present
Audit and Risk Management	4 of 4[12]	100%
Conduct Review and Ethics	2 of 2[12]	100%
Management Resources and Compensation	7 of 7	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	6,190	7,403	13,593	$528,496	$300,000
2006	3,600	3,126	6,726	$250,342
Options Held (Director option grants discontinued in 2004): Nil
8     2006 MFC Proxy Circular

Richard B. DeWolfe13
Age: 63
Westwood, MA U.S.A.
Director Since: 2004
Independent2
Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	John Hancock Financial Services, Inc.	2002 — 2004
Audit and Risk Management (Co-Chair)[14]	6 of 6	100%
Conduct Review and Ethics (Co-Chair)[14]	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	14,000	26,617	40,617	$1,579,189	$300,000
2006	14,000	20,986	34,986	$1,302,179
Options Held (Director option grants discontinued in 2004): Nil
Robert E. Dineen, Jr.
Age: 66
New York, NY U.S.A.
Director Since1: 1999
Independent2
Robert Dineen is of counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Nova Chemicals Corporation	1998 — Present
Audit and Risk Management	6 of 6	100%
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	29,000	31,729	60,729	$2,361,144	$300,000
2006	29,000	31,116	60,116	$2,237,518
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Pierre Y. Ducros
Age: 67
Montreal, QC Canada
Director Since1: 1999
Independent2
Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Cognos Incorporated[15]	1986 — Present
Corporate Governance and Nominating	4 of 5	80%	Emergis Inc.	1998 — Present
			Rona Inc.	2005 — Present
			Telus	2005 — Present
			eNGENUITY Technologies Inc.	2002 — 2005
			Nstein Technologies Inc.	2002 — 2006
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	55,600	26,009	81,609	$3,172,958	$300,000
2006	55,600	21,872	77,472	$2,883,508
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     9

Allister P. Graham16
Age: 70
Toronto, ON Canada
Director Since1: 1996
Independent2
Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited, a food distributor. Currently, he serves as Chairman Emeritus of Nash Finch Company, a U.S. wholesale/retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	8 of 9	89%	Associated Brands Income Trust	2002 — Present
Audit and Risk Management	6 of 6	100%	Nash Finch Company (U.S.A.)	1992 — Present
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	50,582	25,826	76,408	$2,970,743	$300,000
2006	50,448	21,442	71,890	$2,675,746
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Scott M. Hand
Age: 64
Toronto, ON Canada
Independent2
Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of a number of not-for-profit institutions, including the Ontario Heritage Foundation. Mr. Hand received a J.D. from Cornell University and a BA from Hamilton College.
Public Board Membership During Last Five Years:

Inco Limited	1991 — January 2007
Independence Community Bank Corp.	1987 — 2006
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	10,000	0	10,000	$388,800	$300,000
Options Held (Director option grants discontinued in 2004): Nil
Luther S. Helms
Age: 63
Scottsdale, AZ U.S.A
Independent2
Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is a director of Lifelock, an identity theft protection company. Mr. Helms has an MBA from the University of Santa Clara and a BA in History and Economics from the University of Arizona.
Public Board Membership During Last Five Years:

ABM Industries Incorporated	1995 — Present
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	2,100	0	2,100	$81,648	$300,000
Options Held (Director option grants discontinued in 2004): Nil
10     2006 MFC Proxy Circular

Thomas E. Kierans
Age: 66
Toronto, ON Canada
Director Since1: 1990
Independent2
Thomas Kierans is the Chairman of The Canadian Journalism Foundation. Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of Chicago. Mr. Kierans has also been Chairman of CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervisors, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.).

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Petro-Canada[11]	1991 — Present
Audit and Risk Management (Co-Chair)[14]	6 of 6	100%	BCE Inc.	1999 — 2004
Conduct Review and Ethics (Co-Chair)[14]	3 of 3	100%	Inmet Mining Corporation	1996 — 2004
Corporate Governance and Nominating	5 of 5	100%	IPSCO Inc.	1993 — 2003
			Teleglobe Inc.[17]	1999 — 2002
			Telesat Canada	1999 — 2004
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	61,362	0	61,362	$2,385,755	$300,000
2006	61,362	0	61,362	$2,283,894
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$ 102,330
Lorna R. Marsden
Age: 65
Toronto, ON Canada
Director Since1: 1995
Independent2
Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	SNC-Lavalin Group Inc.	2006 — Present
Management Resources and Compensation	7 of 7	100%	Westcoast Energy Inc.	1995 — 2002
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	38,664	12,416	51,080	$1,985,990 [18]	$300,000
2006	38,664	10,358	49,022	$1,824,599
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Hugh W. Sloan, Jr.
Age: 66
Bloomfield Village, MI U.S.A.
Director Since1: 1985
Independent2
Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Wescast Industries Inc.	1998 — Present
Corporate Governance and Nominating	5 of 5	100%	Virtek Vision International, Inc.	2000 — 2005
Management Resources and Compensation	7 of 7	100%
(Chair)
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	14,420	19,336	33,756	$1,312,433	$300,000
2006	14,420	16,514	30,934	$1,151,363
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     11

Gordon G. Thiessen
Age: 68
Ottawa, ON Canada
Director Since1: 2002
Independent2
Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours), an MA from the University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	IPSCO Inc.	2001 — Present
Management Resources and Compensation	7 of 7	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	1,000	20,868	21,868	$850,228	$300,000
2006	0	18,600	18,600	$692,292
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330

[1]	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of SOX and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101 — Disclosure of Corporate Governance Practices.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 14, 2007 and March 15, 2006, respectively, on a post stock dividend basis.

[5]	“DSUs” refers to the number of deferred share units held by the Director as of March 14, 2007 and March 15, 2006, respectively, on a post stock dividend basis. Richard B. DeWolfe’s DSUs include 10,660 DSUs granted by John Hancock Financial Services, Inc. prior to the merger that are only redeemable in cash.

[6]	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 14, 2007 ($38.88) and March 15, 2006 ($37.22, after adjusting for the 2006 stock dividend), respectively, times the number of Common Shares and DSUs outstanding as of March 14, 2007 and March 15, 2006.

[7]	All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares and DSUs are considered equity for this purpose, while stock options are not. Directors must take compensation in DSUs until the minimum threshold is met (see Schedule “A” Statement of Corporate Governance Practices — Director Share Ownership). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to seven times his base salary (see “Report on Executive Compensation — Executive Share Ownership Guidelines”). Mr. D’Alessandro meets this requirement.

[8]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[9]	The “Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 14, 2007 and the exercise price of the options multiplied by the number of unexercised options on March 14, 2007 on a post stock dividend basis.

[10]	Dominic D’Alessandro is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2006 was for independent Directors only.

[11]	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the Board of Petro-Canada.

[12]	Thomas P. d’Aquino was appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 4, 2006.

[13]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[14]	Messrs. DeWolfe and Kierans were appointed Co-Chairs of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board Meeting on May 4, 2006.

[15]	Pierre Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[16]	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001, Dylex initiated proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and certain creditors filed petitions in bankruptcy. In September 2001, a receiving order was made against Dylex and a trustee in bankruptcy was appointed.

[17]	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[18]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.
12     2006 MFC Proxy Circular

Schedule “A” – Statement of Corporate Governance Practices
The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).
The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.
Mandate of the Board of Directors
The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board and the Board Policies are attached as Schedule “B”. The Mandate of the Board and the Board Policies are on the Corporate Governance page of the Company’s website and are available upon request from the Corporate Secretary.
Independence of the Board
The Board annually reviews the independence of the Directors. The Board reviews the Directors’ employment status, other board memberships, Company shareholdings and business relationships to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.
The Board has determined that 13 of the 14 current members of the Board as well as the two new nominees are independent under Section 303A.2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.
Independence of the Chair of the Board
▪	The positions of the Chair and the CEO are separate.

▪	The Chair is an independent Director.

▪	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

▪	The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.
Nomination of Directors
The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board. The Governance Committee:
▪	Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.
▪	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.
▪	Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.
▪	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.
▪	Maintains an evergreen list of suitable candidates for the Board who the Governance Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.
▪	Directors must retire at 72 and may not be nominated for reelection.
The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by the holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.
Majority Election of Directors Policy
In 2006, the Governance Committee amended its Majority Election of Directors Policy, which provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Board will, in the absence of extenuating circumstances, accept the resignation within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting it. In filling the vacancy resulting from a Director resignation, the Directors may wait until the next Annual Meeting, appoint a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director.
Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors
The Board has developed position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors. The position descriptions can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.
Director Education and Orientation
The Company provides an education program for all Directors, including a detailed orientation program for new Directors, which incorporates the following:

2006 MFC Proxy Circular     41

▪	New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors.
▪	New Directors receive a manual which provides information about the Company, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.
▪	New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company and is intended to help new independent Directors to more quickly learn the business model. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.
▪	New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.
▪	A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.
▪	Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions. In 2006, seminars included: Canadian Asset Liability Method of Calculating Actuarial Reserves (CALM); New Accounting Standard (Financial Instruments - Recognition and Measurement); Integrated Risk Measures – Economic Capital and Earnings at Risk; Organization and Strategy of Investment Operations; China and Taiwan Operations; Association of South East Asian Nations Operations and Investment Issues; Overview of Economic and Political Situation in Japan.
▪	On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations. In 2006 the Directors visited the Company’s Asian operations in Hong Kong and Tokyo.
▪	In 2006, the Governance Committee agreed that all Directors would become members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.
▪	Directors may seek additional professional development education at the expense of the Company. In 2006, certain Directors became members of organizations relating to human resources and women on boards and attended a conference for executives on the life insurance industry.
Board Access to Management
The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.
Board Committee Membership Standards
The Board relies on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:
▪	Comprised solely of independent Directors.

▪	Have a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.

▪	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

▪	Reviews its performance and its charter annually.

▪	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.
Audit and Risk Management Committee
The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.
Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.
The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.
The Board annually reviews the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and that 6 of the 7 current members possess the necessary qualifications to be designated as Audit Committee Financial Experts.
The Audit Committee has direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada). The Audit Committee also meets with management.
The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

42     2006 MFC Proxy Circular

Conduct Review and Ethics Committee
The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.
The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.
Management Resources and Compensation Committee
The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:
▪	Approving the appointment of and providing proper development, compensation and review of senior management.
▪	Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.
▪	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.
Corporate Governance and Nominating Committee
The Governance Committee is responsible for:
▪	Developing director selection criteria.

▪	Identifying and recommending to the Board qualified director nominees.

▪	Overseeing the Company’s corporate governance program.

▪	Developing governance policies, practices and procedures.

▪	Reviewing the structure, mandate and composition of the Board and Board committees.

▪	Reviewing the objectives, performance and compensation of the President and CEO.

▪	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.
Independent Directors’ Meetings
Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.
The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2006, one meeting of the independent Directors was held.
Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.
Retention of Outside Advisors by Directors
The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.
The Governance, Compensation and Audit Committees retained outside advisors in 2006.
Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee with the approval of the Governance Committee.
Director Compensation
The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2006, the Board engaged Hugessen Consulting Inc., a recognized, independent external consultant to provide advice and guidance on Director compensation issues with a view to making recommendations for 2007.
Director Share Ownership
To align Director’s compensation with the long-term interests of the Company, Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take compensation in shares or DSUs until minimum holdings are met. All current Directors have met the minimum equity ownership amount.
No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.
Board Evaluation
The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the individual Directors. The process includes:
▪	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

▪	Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.

▪	The Board and Board committees are assessed against their mandates and charters.

▪	Contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

▪	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

▪	The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.

▪	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.

▪	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

▪	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.
CEO Evaluation
The Governance Committee and the CEO annually set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

2006 MFC Proxy Circular     43

Ethical Business Conduct
The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.
The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.
The Code is available on the Company’s website at www.man-ulife.com.
The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.
All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest.
The Board, through the Governance and Compensation Committees, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.
CEO and CFO Certification of Financial Statements
The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.
The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.
The Company submits Written Affirmations as required by the NYSE Rules.
Communication Policies
Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.
The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.
The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.
The Investor Relations department provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.
The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.
Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

44     2006 MFC Proxy Circular

Risk Management
Overview
Manulife Financial is in the business of taking risk to generate profitable growth. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators. Our goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth, and shareholder value growth. Manulife Financial seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.
Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, that are aligned with our operational capabilities, that meet our corporate ethical standards, that allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated.
An enterprise level strategy has been established that guides our risk taking and risk management activities globally. The enterprise risk management strategy sets out comprehensive policies and rigorous standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management strategy, we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.
Specific risk management strategies are also in place for each broad risk category: strategic risk, credit risk, market and asset liability and liquidity risk, insurance risk and operational risk. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management strategy, covering:
▪	Assignment of risk management accountabilities across the organization;

▪	Delegation of authorities related to risk taking activities;

▪	Philosophy related to assuming risks;

▪	Establishment of specific risk limits;

▪	Identification, measurement, monitoring, and reporting of risks; and

▪	Activities related to risk control and mitigation.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management strategy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies and key programs, and all related risks.
The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management strategies, and is supported by the Chief Financial Officer and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”), comprised of members from the Company’s Executive Committee. Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establishes risk policy, guides risk taking activity, monitors material risk exposures, and sponsors strategic risk management priorities throughout the organization.
The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

▪ Approves and oversees execution of our enterprise risk management strategy	▪ Approves key risk policies and limits
▪ Establishes risk taking philosophy and risk appetite	▪ Monitors risk exposures and reviews major risk taking activities

Product Oversight	Credit	Global Asset Liability
Committee	Committee	Committee
▪ Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy
▪ Reviews insurance risk exposures
▪ Sub-group approves product offerings
▪ Establishes and oversees execution of our credit risk management strategy, policies and standards of practice ▪ Reviews credit exposures ▪ Approves large individual credits and investments
▪ Establishes and oversees execution of our market and asset-liability risk management strategy, policies and standards of practice covering investment return, foreign exchange and liquidity risk, and derivatives usage
▪ Reviews market and asset-liability risk exposures
▪ Approves target investment strategies

20     2006 Annual Report

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.
Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management strategy as well as specific risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM monitors and reports on enterprise-wide risk exposures and oversees economic capital modeling. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns. CRM also drives the development and introduction of new risk measurement and management practices, and risk education, throughout our organization.
Other corporate groups are responsible for overseeing the execution of risk management strategies for certain risks. Global Compliance oversees our regulatory compliance risk management program, Corporate Legal oversees management of our legal risks, Corporate Treasury oversees liquidity and foreign exchange risk management, Corporate Information Technology oversees business interruption risk management, and Corporate Human Resources manages our global human resource programs. Internal Audit independently assesses the effectiveness of our risk management strategies and their execution across the enterprise. The Chief Actuary performs the Dynamic Capital Adequacy Testing that is required by regulators.
Risk Identification and Monitoring
Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.
The ERC and the ARMC each review a comprehensive report quarterly that presents all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The report presents information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs. The report includes a scan of our external risk environment, a consolidated view of our exposure to all material risks, highlights recent developments and management activity, and facilitates monitoring of compliance with all risk policy limits.
The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.
Risk Measurement
Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing and sophisticated stochastic scenario modeling of economic value, economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.
The Company evaluates its consolidated internal risk-based capital using a combination of internal economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of equity needed to support risks, covering potential extreme losses that could occur, with a pre-defined confidence level. We evaluate our consolidated earnings volatility using an internal earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization. Strong controls are in place over the development, implementation and application of the stochastic scenario models used in measuring economic capital, earnings at risk and performing other risk analyses across our organization.
The Dynamic Capital Adequacy Test examines our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, by stress-testing a number of significantly adverse but “plausible” scenarios.
Risk Control and Mitigation
CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level, such as credit and insurance underwriting and claims adjudication decisions, are delegated based on the skill, knowledge and experience of the specific individuals.
Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risk, such as regulatory and compliance risk and information security breaches and to ensure integrity of our business and financial results.
The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular
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risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.
The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line:
Internal Risk-Based Capital By Risk Type

A Credit B Interest Rates C General Fund Equities D Off-Balance Sheet Product Guarantees & Fees E Real Estate & Other Assets F Claims G Policy Retention & Other Insurance Risks
Internal Risk-Based Capital By Product

A Individual Insurance B Long Term Care C Group Insurance D Individual Wealth Management & Fixed Annuities E Variable Annuities F Group Annuities & Pensions
The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.
Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Key Risk Factors Manulife Financial operates in highly competitive markets and competes for customers with both other insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, is influenced by many factors, including our product features, service levels, prices relative to our competitors, and our reputation. External business, political and regulatory environments can significantly impact the products and services we can offer, and their price. Changes to laws, taxes, and regulations could reduce barriers to entry, increase cost of compliance, or reduce the attractiveness of some of our product offerings. Continuing consolidation of the financial services industry may increase competition further, and effective execution of desirable transactions is a challenge. Financial strength and claims paying ability ratings are also important to our competitive position. A ratings downgrade could reduce the demand for our products and services, increase the level of surrenders of our products, and negatively impact the cost and availability of capital to us.
Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:
▪	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

▪	Detailed business planning executed by divisional management and reviewed by the CEO;

▪	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

▪	Capital attribution and allocation that ensures a consistent decision making framework across the organization;

▪	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.
Market and Asset Liability Risk and Liquidity Risk
Market and asset liability risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.
Risk Management Strategy Overview Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market and asset liability risk management strategy. The strategy covers the management of a variety of risks that arise in generating the investment returns required to support product liabilities, as well as the returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas, interest rate changes, and foreign exchange rate changes. The committee also oversees the management of liquidity. Our market and asset liability risk management strategy is designed to keep potential losses from these risks within acceptable limits.
Global investment policies, approved by the ARMC, establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. We monitor actual investment positions and risk exposures regularly, and report the positions and exposures to the Global Asset Liability Committee on a quarterly basis, with some exposures reported monthly. We also present reports to the ERC and the ARMC quarterly.
Segmentation and Investment Approach General account product liabilities are segmented into groups with similar characteristics and are each supported with a uniquely segmented portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These investment policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as
22     2006 Annual Report

well as portfolio management styles such as active or indexed for public equities and buy-and-hold or actively traded for public bonds. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to short-term income volatility and long-term extreme event risk. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Several products, such as payout annuities and insurance, have guaranteed obligations extending well beyond terms for which returns can generally be locked in with certainty, typically about 25 to 30 years in North America. To support obligations falling within the period for which investment returns can be locked in, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. We support the remaining liabilities, which give rise to systemic investment return risk as they cannot be cash flow matched, with assets managed to achieve a target return sufficient to support these obligations over their long-term investment horizon. We do this by investing in a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We allocate any recurring premium inflows, after funding current obligations, between the matching investment strategies and target return investment strategies as needed to support obligations.
To support wealth management products with fixed and highly predictable benefit payments, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. These products primarily have short to medium-term obligations and offer interest rate guarantees for specified terms on single premiums.
Other products such as participating insurance, universal life insurance and U.S. fixed annuities, largely pass through the investment performance of the assets we invest in to support these products to our policyholders, through dividends declared or rates of interest credited. We manage the assets supporting these products to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options are used to manage interest rate, foreign currency and equity risks. We mitigate the unique risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.
Investment Return Risk
Key Risk Factors Investment return risk relates primarily to potential losses arising from asset returns insufficient to support product liabilities and is driven by our asset allocation, market influences, as well as the nature of embedded product guarantees and policyholder options.
The investment return risk within our general account arises mainly from: the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, the uncertainty of returns that can be achieved on existing asset portfolios being managed for long-term return supporting long-dated liabilities, minimum rate guarantees on products where investment returns are generally passed through to policyholders, and embedded policyholder withdrawal options. Investment return risk within the general account may also arise from any tactical mismatch positions taken between the cash flow or key rate duration profile of assets and liabilities that are generally targeted to be matched.
If the cash flow and maturity profile of our assets are shorter than our guaranteed liabilities, interest rate declines may reduce the future return on invested assets earmarked to support those liabilities. On the other hand, for products with adjustable rates, if rates increase significantly, we may need to increase credited rates and reduce margins in order to remain competitive or face potential increases in surrenders on these products. Declines in market values of equity, commercial real estate, and to a lesser extent, timberlands will impact the market value of our general account investments.
The investment return risk arising from the Company’s off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.
In addition, the level of our sales activity may be affected by the performance of stock markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.
Risk Management Strategy Interest rate risk management policies and standards of practice are clearly defined and communicated, including interest rate risk exposure limits and delegated trading authorities approved by the ARMC, as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration or cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities. We manage fixed income assets invested for total return against established external benchmarks and portfolio managers maintain interest rate risk exposure positions within prescribed limits.
We mitigate risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas. We manage total non-fixed income asset investments against an established aggregate limit, representing a small proportion of total assets, and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection; commercial real estate investments to established limits by property type and geography; and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.
2006 Annual Report     23

We mitigate investment return risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of reinsurance. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate.
The Company’s aggregate exposure to equities is managed against enterprise-wide limits that are approved by the ERC and the ARMC. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.
Market risk exposures are evaluated using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value at risk based on specific stress scenarios, earnings at risk and economic capital. We monitor and report exposures quarterly to the Global Asset Liability Committee, the ERC and the ARMC.
The following tables show the shareholders’ economic value at risk under sample stress scenarios, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:
▪	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

▪	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent; and

▪	an immediate 10 per cent decline in the market value of non-fixed income assets.
Exposures are shown separately for segments supported with asset-liability matching mandates and segments supported with total return mandates.
Exposures Arising in Segments Supported with Matching Mandates Liability segments supported with matching mandates include non-adjustable product benefit and expense obligations falling within a period for which returns can generally be locked in, typically 25 to 30 years. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Our strategy is to support these liabilities with fixed income assets that have a generally matching cash flow or key rate duration profile.
The following table shows the shareholders’ economic values at risk arising from segments supported with asset-liability matching mandates under the interest rate stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported with Matching Mandates

As at December 31	1% change in interest rates
(Canadian $ in millions)	Increase	Decrease

2006
Wealth management	$22	$(24)
Insurance	247	(325)

Total	$269	$(349)

2005
Wealth management	$(11)	$16
Insurance	227	(314)

Total	$216	$(298)

As at December 31, 2006, our wealth management business supported with matching mandates had virtually no sensitivity to parallel interest rate changes. Within our insurance liability segments supported with matching mandates, we remain positioned to benefit from increases in interest rates in our U.S. long-term care, U.S. life insurance and Canadian insurance segments, and consequently remain exposed to potential permanent declines in interest rates.
Exposures Arising in Segments Supported with Target Return Mandates Liability segments supported with target return mandates include non-adjustable product benefit and expense obligations falling beyond the period for which returns can generally be locked in, typically 25 to 30 years, as well as all liabilities with benefits that can generally be adjusted. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Target return mandate segments also include our shareholders’ equity account. These liabilities are supported by asset portfolios incorporating a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. For our asset segments supporting non-adjustable long-dated liabilities, the underlying economic risk exposure is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For our asset segments supporting adjustable product liabilities, the embedded economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.
24     2006 Annual Report

The following table shows the shareholders’ economic values at risk arising from segments supported by total return mandates described above, under the three stress scenarios.
Shareholders’ Economic Value at Risk Arising from Segments Supported by Target Return Mandates

As at December 31	1% change in interest rates		10% decline in market values
(Canadian $ in millions)	Increase	Decrease	Equities	Real Estate	Other*

2006
Wealth management	$(70)	$13	$(59)	$(27)	$(7)
Insurance	533	(1,033)	(124)	(211)	(74)
Shareholders’ equity account	(396)	451	(339)	(15)	(66)

Total	$67	$(569)	$(522)	$(253)	$(147)

2005
Wealth management	$(36)	$30	$(63)	$(6)	$(6)
Insurance	500	(999)	(150)	(172)	(47)
Shareholders’ equity account	(304)	340	(244)	(11)	(48)

Total	$160	$(629)	$(457)	$(189)	$(101)

*	Other assets include timberland, agricultural lands and oil and gas holdings.
Within our insurance liability segments supported by target return mandates, exposure to a permanent decline in interest rates primarily arises in long-dated non-adjustable product benefit segments, due to fixed income asset portfolios with cash flow or key rate duration profiles shorter than the benefits, as well as exposure to minimum rate guarantees on adjustable benefit segments. The exposures within our insurance liability segments are partially offset by the exposures within our shareholders’ equity account.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate 10 per cent decline in the market value of equity funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of the Equity Component of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2006	2005

Market-based fees	$(567)	$(472)
Variable product guarantees	$(167)	$(207)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Benefit Guarantees

			2006			2005
			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value[2]	at risk[2]	cost[3]	value[2]	at risk[2]	cost[3]

Maturity / income benefits	$51,188	$429		$36,553	$613
Death benefits[1]	12,926	1,133		12,543	1,578

Total	$64,114	$1,562	$(1,623)	$49,096	$2,191	$(1,252)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The reduction in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2005 was driven by favourable equity market performance along with the sales of higher margin products.
The actuarial liabilities established for guaranteed benefit payments related to variable annuities and segregated funds must fall between the average of the present values calculated as described above, across the most adverse 40 per cent of investment scenarios and the average calculated across the most adverse 20 per cent of the investment return scenarios. As at December 31, 2006 and December 31, 2005, actuarial liabilities held for these guaranteed benefit payments were $546 million and $547 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on an average of stochastic investment return scenarios, in aggregate, the actuarial liabilities held as at December 31, 2006 would adequately defease our projected
2006 Annual Report     25

guaranteed benefit payments across all businesses as long as future fund returns, including dividends, average at least two and one half per cent per annum.
Foreign Currency Risk
Key Risk Factors A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar were to strengthen relative to non-Canadian currencies, the translated value of reported revenue, expenses and earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.
Risk Management Strategy Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels.
Currency risk exposure is managed to an established Value at Risk limit. The Value at Risk model is based on the industry-accepted J.P. Morgan Chase Risk Metrics methodology applied to our actual currency position relative to the policy position. We also monitor and regularly report the sensitivity of our net income and shareholders’ equity to changes in foreign exchange rates to the Global Asset Liability Committee and ERC and report quarterly to the ARMC. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $165 million as at December 31, 2006 and $151 million as at December 31, 2005. The same change in foreign exchange rates would have reduced 2006 and 2005 net income by $28 million and $21 million, respectively.
Liquidity Risk
Key Risk Factors Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.
The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.
Risk Management Strategy Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available in the holding company, each operating company, and our consolidated operations, to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.
Liquidity risk is lessened by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force. These policies generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and our investment strategies to support them, to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the cash flow or maturity profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity levels are managed against established minimums, approved by the ARMC. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, are net of maturing debt obligations. Under the model, policy liabilities are adjusted to reflect their potential for withdrawal. Our policy is to maintain adjusted liquid assets at a level above adjusted policy liabilities, corresponding to the highest liquidity rating issued by Standard & Poor’s.
Strategic Liquidity

		2006		2005
As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$92,142	$91,320	$87,798	$88,638
Adjusted policy liabilities	$22,507	$28,973	$22,120	$28,485
Liquidity ratio	409%	315%	397%	311%

During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the surrender profile of certain Annuities business. Prior year numbers have been revised to conform to the current basis of calculation.
26     2006 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Key Risk Factors A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions for impairments related to our general account invested assets and off-balance sheet instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.
Risk Management Strategy The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties and intermediaries, including reinsurers and insurance providers. Our policies, approved by the Credit Committee, establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps. The Credit Committee monitors compliance against all credit policies and limits. Internal Audit performs periodic internal audits of all credit-granting units to ensure compliance with credit policies and procedures.
All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standards, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.
We establish delegated credit approval authorities that are approved by the Credit Committee and the ARMC. We make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.
We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. We reduce the carrying value of an impaired asset to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, we remain conservatively provisioned for credit losses overall and our level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default loss rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses if actual rates exceed expected rates. As at December 31, 2006 and December 31, 2005, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $30 million and $39 million, respectively.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Credit Committee and ARMC, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2006	2005

Net impaired assets	$341	$643
Net impaired assets as a per cent of total invested assets	0.20%	0.39%
Allowance for impairment	$186	$276
Provision for future credit losses included in actuarial liabilities[1]	$2,547	$2,906

[1]	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,289 million as at December 31, 2006 and $1,231 million as at December 31, 2005.
2006 Annual Report     27

Insurance Risk
Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced, as a result of mortality and morbidity claims, policyholder behaviour and expenses.
Key Risk Factors A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. Actual claims may be materially worse than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace. Predictions, therefore, rely on significant judgement. Actual policyholder activity may be materially more adverse than the assumptions we make.
Risk Management Strategy The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy approved by the ARMC, this committee establishes global product design and pricing standards and guidelines. These cover:
▪	product design features

▪	use of reinsurance

▪	pricing models and software

▪	internal risk-based capital allocations

▪	target profit objectives

▪	pricing methods and assumption setting

▪	stochastic and stress scenario testing

▪	required documentation

▪	review and approval processes

▪	experience monitoring programs
We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as related reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments and periodic internal audits of the product development and pricing activities of all businesses, to ensure compliance with standards.
We utilize a global underwriting manual to ensure insurance underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. We periodically review business unit practices to ensure compliance with standards.
We apply retention limits per insured life to reduce our exposure to individual large claims. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions.
We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers and by purchasing catastrophe reinsurance for life, health and disability insurance worldwide. Our catastrophe reinsurance covers losses in excess of U.S. $100 million deductible up to U.S. $225 million (U.S. $50 million for Japan) over the deductible. In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
As noted above, fluctuations in claims experience may result in losses. As at December 31, 2006 and December 31, 2005 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $123 million and $113 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.
28     2006 Annual Report

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Key Risk Factors Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, poor customer service or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks. If not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.
Risk Management Strategy Manulife Financial’s strong corporate governance, clearly communicated corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported quarterly to the ERC and the ARMC. Internal Audit independently assesses the effectiveness of risk management strategies and internal controls. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the ARMC on the findings of their audits.
Through our corporate insurance program, overseen by CRM, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.
The following is a further description of key operational risk factors with associated management strategies:
Reputation Risk Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our representatives and business partners, potentially causing damage to our franchise value. Representatives, among others, include independent distributors, such as broker-dealers, banks and wholesalers, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill their obligations.
Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. We have established an enterprise-wide Reputation Risk Policy, approved by the ARMC, which specifies the responsibilities of the Board and executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is clearly detailed and communicated to every director, officer and employee through our Code of Business Conduct and Ethics.
Legal and Regulatory Risk The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. The laws, regulations and regulatory policies are primarily intended to protect policyholders, beneficiaries and depositors, not shareholders. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution.
Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated, reporting to the ARMC semi-annually. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.
As part of the Sarbanes Oxley Act of 2002, a risk assessment of our operational risks associated with enterprise-wide financial reporting was conducted. As part of this assessment, a thorough documentation and review of our controls was undertaken by the Company. This review has enabled us to further improve our overall efficiency and effectiveness around our financial reporting.
Technology and Business Interruption Risks Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses.
2006 Annual Report     29

Technology related risks are managed through a rigorous systems development protocol and global information security programs. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.
Human Resource Risks Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks. Our executive management is committed to employee training and development, and our compensation program is designed to retain employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.
Environmental Risk An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.
Additional Risk Factors That May Affect Future Results
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.
Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; the timely development and introduction of new products and services in receptive markets; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.
We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.
30     2006 Annual Report

Critical Accounting and Actuarial Policies
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.
Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of fixed income assets that are considered other than temporarily impaired for other than interest rate changes, to their estimated realizable value. In assessing the estimated realizable value, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 27.
Policy Liabilities
Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the calculation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.
Determination of Policy Liabilities
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policy benefit and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is where all or part of a policy liability is transferred to another insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.
To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes ranges for the permissible level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the permissible ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.
Best Estimate Assumptions
We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.
Mortality: Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2006 experience was favourable when compared with our assumptions.
Morbidity: Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared with our assumptions.
Policy Termination and Premium Persistency: Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience
2006 Annual Report     33

is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared to our assumptions.
Expenses and Taxes: Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2006 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.
Investment Returns: We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The re-investment strategies are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2006, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2006 investment management expense experience was unfavourable when compared to our assumptions.
Foreign Currency: Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.
Experience adjusted products: Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience.
Provision for Adverse Deviation
The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.
The valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The future revenue deferred in the valuation due to these limitations is shown in the table below.

As at December 31
(Canadian $ in millions)	2006	2005

Best estimate actuarial liability	$100,742	$104,030

Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$5,659	$4,998
Policyholder behavior (lapse/surrender/premium persistency)	2,667	2,586
Expenses	850	877
Investment risks (non-credit)	9,169	7,205
Investment risks (credit)	1,581	1,736
Segregated fund guarantees	2,195	1,820
Other	553	1,112

Total Provision for Adverse Deviation (PfAD)	$22,674	$20,334
Segregated funds – non-capitalized margins	8,038	6,197

Total of PfAD and non-capitalized segregated fund margins	$30,712	$26,531

Reported actuarial liabilities as at December 31, 2006 of $123,416 million (2005 – $124,364 million) are composed of $100,742 million (2005 – $104,030 million) of best estimate actuarial liability and $22,674 million (2005 – $20,334 million) of PfAD.
The increase in the PfAD for insurance risks is primarily related to increasing levels of Long Term Care business in-force.
The increase in PfAD for investment risks (non-credit) reflects an increase in PfAD levels through adoption of a new valuation interest scenario for policy liability valuation as a result of changes to valuation standards of practice, other changes to modeling of re-investment risk, and changes to asset mix and assumed re-investment asset mix assumptions.
The increase in the PfAD for segregated fundguarantees reflects increased margins in the provisions held due to strong equity markets as well as business growth. These two factors also drive the increase in the other Segregated Funds – Non-Capitalized margins.
The reduction in Other PfAD reflects a reduction in specific additional risk reserves related to policyholder dividends and asset disposition risks on John Hancock private debt assets.
34     2006 Annual Report

Sensitivity of Policy Liabilities to Changes in Assumptions
When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. For policy related assumptions, the adverse sensitivity assumes experience moves in the direction that generates an adverse result for each key business separately.
In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.
Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31	Increase (Decrease) in Policy Liabilities
(Canadian $ in millions)	2006	2005

Policy Related Assumptions – 10% adverse change
Future mortality rates	$2,407	$2,402
Future morbidity rates	1,112	914
Future termination rates	810	684
Future expense levels	664	670

Asset Related Assumptions – 100 basis point change	Increase	Decrease	Increase	Decrease
Level of future market interest rates	$(420)	$488	$(811)	$1,079
Level of future equity returns	(1,052)	1,122	(1,450)	1,597
Level of future real estate returns	(939)	991	(258)	234

▪	The sensitivities of policy liabilities to changes in assumptions shown in the table above are not adjusted for the related impact on income taxes.

▪	Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,347 million for a 100 basis point decrease in interest rates, and decreases by $2,461 million for a 100 basis point increase in interest rates.

▪	The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

▪	The sensitivities to future equity returns reflect the impact of an increase/decrease on both common and private equity returns.
The reduction in sensitivity to the level of future market interest rates in 2006 relative to 2005 reflects a change in the valuation interest scenario used to determine policy liabilities. Under the scenario used in 2006, market interest rates in North America are assumed to grade to the ultimate re-investment rates over five years, as opposed to 20 years in the previous year’s valuation interest scenario.
The increase in sensitivity to the assumed level of future real estate returns in 2006 relative to 2005 is due to an increase in real estate assets currently supporting policy liabilities and an increased assumption of real estate used in future cash flow re-investment asset mixes. This is offset by a reduction in equity sensitivity, as the increase in real estate usage is largely offset by a reduction in equity usage.
The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.
Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses (see note below).
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises of a number of enhancements, including: (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.

Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
2006 Annual Report     35

The 2005 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $50 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2005 shareholders’ income of pre-tax $74 million.
Impact of 2005 Review by Category of Change

(Canadian $ in millions)

Credit loss assumptions	$(96)	Release of remaining corporate cyclical credit loss provision partially offset by impact of revisions to long-term credit loss rate assumptions.
Long-term interest rate assumptions	338	Increase in liabilities due to adoption of more conservative ultimate long-term interest rates in North America as well as an increase due to a decline in long-term interest rate assumptions in Taiwan to a level consistent with the very low current interest rate environment.
Other investment return assumption impacts	52	Comprises the following items: (i) increase from updating the investment return assumptions for 2005 investment market movements, driven by impact of lower interest rates on long duration individual life contracts in Canada, offset by strong 2005 equity markets in Japan; and (ii) release related to refinements to the asset mix and re-investment assumptions used in valuation of John Hancock segments to reflect target investment strategies being implemented (see note below).
Regular review of non- economic assumptions	(275)	Comprises the following items: (i) release from lower investment expense and general maintenance expense assumptions reflecting John Hancock acquisition synergies; (ii) release from improved mortality assumptions, primarily in Reinsurance, Canada and Singapore with some off- set in Japan; and (iii) increase from strengthening related to policy persistency, primarily on insur- ance lines in the U.S. and Canada.
Model enhancements	(69)	Includes a number of enhancements for modeling of taxes, investment risks and policy benefits.

Total	$(50)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
Change in Policy Liabilities
The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:
2006 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	—	2,000
Acquisitions	—	—	—	8	—	—	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	—	183	3	(1)	72

Total net changes	2,273	(5,036)	1,263	507	(347)	110	(1,230)

Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.
The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina and released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.
Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described above. This reduction results in an increase in pre-tax earnings.
Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities.
36     2006 Annual Report

2005 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2005	$42,246	$49,387	$30,046	$13,835	$1,936	$(40)	$137,410
New business	497	1,226	351	(131)	17	—	1,960
Acquisitions	(425)	(241)	110	525	—	472	441
In-force movement	809	(5,752)	784	358	304	(229)	(3,726)
Currency impact	(1,168)	(1,362)	—	(1,421)	(26)	(59)	(4,036)

Total net changes	(287)	(6,129)	1,245	(669)	295	184	(5,361)

Balance, December 31, 2005	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $441 million for acquisitions relates to adjustments to our 2004 John Hancock acquisition. There is an increase in policy liabilities of $318 million that was recorded as the result of the purchase equation adjustments, as well as an increase of $518 million in Asia relating to the consolidation of the operations of Malaysia onto the balance sheet. Offsetting these increases was a reduction of $395 million in U.S. Wealth Management from a reclassification of certain institutional policy liabilities as off balance sheet.
The large reduction of in-force movements within U.S. Wealth Management includes $4,682 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The remaining reduction of $1,070 million is consistent with the general shift in business from on balance sheet to segregated funds and other off balance sheet business. The reduction of $229 million in the Corporate and Other segment includes the release of the cyclical credit loss provision in the 2005 valuation review of methods and assumptions.
Included in the total in-force reduction of $3,726 million is a reduction of $50 million from changes in methods and assumptions, as described above. This reduction resulted in an increase to pre-tax earnings. Of the $1,766 million net reduction in policy liabilities related to new business and in-force movement, $2,376 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $610 million relates to the change in other policy liabilities.
Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company has determined that no variable interest entity is required to be consolidated on the general fund accounts of the Company. However, as outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. Segregated funds net assets attributable to other contract holders increased by $140 million (2005 – $133 million). The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.
Pensions and Other Post-employment Benefits
We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and health, dental and life insurance plans. The defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans and of the non-pension post-employment benefit plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, projected compensation increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 16 to the consolidated financial statements.
Income Taxes
The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
2006 Annual Report     37

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2006 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.
Changes in Accounting Policies
Stock-based compensation
In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date, for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively, with restatement of prior periods.
The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. The Company has not restated net income of any prior years as a result of adopting this accounting change as the Company has concluded that such an impact is not material to any particular year. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).
Financial instruments – recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments –Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”, all of which became effective for the Company on January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which became effective for the Company on January 1, 2007, and requires life insurance enterprises to account for financial assets and liabilities (excluding policy liabilities) and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost. OSFI has imposed certain restrictions on the use of the trading classification.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211. However, the determination of policy liabilities depends on the measurement of financial instruments. The standard requires the consequential impact on the policy liabilities to be recorded as an adjustment to the balance of retained earnings at the beginning of the fiscal year when section 3855 is adopted.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
38     2006 Annual Report

The impact of these accounting changes on the Company’s opening balance sheet as at January 1, 2007 is:

Balance sheet item	Opening balance sheet adjustment

Bonds	Bonds will be classified as held for trading, or available for sale.

Loans	Loans will include bonds that are not traded in an active market, as well as mortgages, policy loans and bank loans.

Stocks	Stocks with a reliable fair market value will be classified as trading or available for sale. Stocks without a reliable fair market value will be carried at the lower of cost and realizable value.

Real estate	Real estate is outside the scope of section 3855 and therefore remains unchanged.

Other investments	Other investments, except where the equity method of accounting is used, will be classified as loans or private equities held at lower of cost and realizable value. Derivative transactions that do not qualify for hedge accounting will be reclassified from the other investments category to other assets and other liabilities.

Other assets and other liabilities	Derivatives with a positive fair value will be classified as other assets and derivatives with a negative fair value will be classified as other liabilities.

Deferred realized net gains	Deferred realized net gains, except those related to real estate, no longer qualify as an asset or liability and will be eliminated.

Policy liabilities	Although policy liabilities are scoped out of section 3855, their measurement depends on the measurement of financial instruments. The initial change to policy liabilities upon adoption of section 3855 resulting from changes in the other balances will be recorded in opening retained earnings.

Consumer notes	Consumer notes will be classified as held for trading.

Future income tax liability	The future income tax liability will be adjusted for the tax impact of the changes to the other balance sheet items.

Liabilities for preferred shares and capital instruments	All liabilities will be carried at amortized cost except for the subordinated debt securities payable to MIC Financing Trust I. This liability will be classified as trading as it is to be redeemed on February 1, 2007.

Opening retained earnings	Opening retained earnings at January 1, 2007 will include an adjustment for all assets and liabilities classified as trading, the elimination of non real estate deferred realized net gains, the consequential impact of the accounting policy changes to policy liabilities, and the related tax impact.

Opening accumulated other comprehensive income (“OCI”)	Opening accumulated OCI at January 1, 2007 will include the unrealized gains and losses related to those assets designated as available for sale, net of a tax adjustment. It will also include an adjustment for cash flow hedges, including the closing currency translation account currently reported within retained earnings.
In addition, where an asset or liability was or is in a fair value hedge relationship, the carrying value, or if designated as available for sale the OCI, will be adjusted for the unamortized hedge adjustment attributable to the hedged risk.
Due to the complexity in classifying all of the assets and determining the impact on policy liabilities, the opening balance sheet impact has not been completed.
Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases,” to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and the transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157 million.
Financial instruments – disclosure and presentation
On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook sections 3862 “Financial Instruments –Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, focusing on their impact on financial position and performance, but also on risk of recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.
Capital disclosures
In December 2006, the CICA issued a new accounting standard on capital disclosures, Section 1535 “Capital Disclosures”, which requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. This standard is effective for the Company’s fiscal year beginning January 1, 2008.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.
2006 Annual Report     39

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to their fair market value.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).
Under Hong Kong GAAP, stocks are carried at market value as compared to current Canadian GAAP where stocks are carried on a move to market value basis. Bonds are considered to be available for sale and are carried at market value for Hong Kong GAAP as compared to amortized cost of current Canadian GAAP. Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.
Canadian GAAP and Hong Kong Regulatory Practices
The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2006, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.
Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
As of December 31, 2006, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit and Risk Management Committee, the Chief Executive Officer and Chief Financial Officer.
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006.
Internal control over financial reporting
Management is responsible for establishing and maintains adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See pages 46 and 47 for Management’s Report on Internal Control over Financial Reporting and the Auditors’ Report on Internal Controls under Standards of the Public Accounting Oversight Board (United States) prepared by Ernst & Young LLP with respect to management’s assessment of internal control over financial reporting.
No changes were made in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
40     2006 Annual Report

Principal Subsidiaries
The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2006	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$14,440	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
Manulife Holdings (Delaware) LLC	100		Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	95		Massachusetts, U.S.A.	Investment advisor
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations
Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
P.T. Asuransi Jiwa Manulife Indonesia	95		Jakarta, Indonesia	Indonesian life insurance company
P.T. Manulife Aset Manajemen Indonesia	95.3		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City,	Vietnamese life insurance company
			Vietnam
Manulife Insurance (Thailand) Public Company Limited	97.9		Bangkok, Thailand	Thai life insurance company
Manulife Europe Ruckversicherungs-Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Fund Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
106      2006 Annual Report

As at December 31, 2006	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
John Hancock Holdings (Delaware) LLC	100	$11,547	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S. based financial services company that offers a diverse range of financial protection products and wealth management services
John Hancock Variable Life Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York
P.I. Asuransi Jiwa John Hancock Indonesia	96.2		Jakarta, Indonesia	Indonesian life insurance company
Independence Declaration Holdings LLC	100		Boston, Massachusetts, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
Manulife Insurance (Malaysia) Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company
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